

2004 ANNUAL REPORT



PREFORMED LINE PRODUCTS COMPANY



Designed for Success



1957
PLP opens its Research and Engineering Center. Ruhlman is named Vice President and named to the company's Board. The company acquires PLP Great Britain, its first foreign subsidiary

1968
PLP acquires the Smith Company and enters the telecommunications business

1974
Ground is broken on the current World Headquarters in Mayfield Village, Ohio

1993
PLP purchases Superior Modular Products and enters the Data Communications market

1950
Ruhlman earns a Masters of Science from the University of Colorado

1952
Ruhlman joins PLP as Project Engineer

1962
Ruhlman elected President of the company



d over 50 years to Preformed Line Products.

AN ENTIRE COMPANY'S FOCUS.

It began with a great idea. As thousands of miles of new power lines snaked across the country after the Second World War, an engineer by the name of Tom Peterson had the idea to preform rods in a helical configuration. The result was stronger, more securely connected power lines – and the birth of Preformed Line Products.

By the late 1950s, PLP® was a successful player in the U.S. energy market and beyond. About this time, a young engineer with a broad vision for the future began advancing within the company.

1947
Tom Peterson forms PLP to sell his PREFORMED™ Armor Rod

1945
Jon Ruhlman graduates Glenville High School



Jon Ruhlman. A leader and mentor who dedicat



ONE MAN'S VISION.

DECADES OF







1996
PLP expands into China with its eighth foreign subsidiary

1997
Explosive growth in fiber deployment bolsters success of COYOTE® products. PLP celebrates 50 years of success

As we celebrate the life of our Chairman, Jon Ruhlman, we also celebrate a successful year in the life of the company he helped to create. Jon was a central figure in making PLP what it is today – though he was always quick to credit the employees, past and present, when asked about the company's success. He was proud of all that his people achieved – a reputation for innovation and reliability, a pioneering spirit, and, through his vision, a company *Designed for Success*.™

1995
Ruhlman named Chairman and CEO



AN EYE TOWARD THE FUTURE.

Sales were $9 million when Jon Ruhlman became PLP's President in 1962. During his tenure, sales grew to more than $200 million, thanks to his leadership in building domestic markets and expanding overseas. This proud legacy lives on within his family, as well as in the company he helped to build.


ARMADILLO
Born tough. Bred smart.



TO OUR SHAREHOLDERS

As 2004 comes to a close, I'm proud to report a sense of accomplishment and guarded optimism flowing throughout the company. The economic and regulatory landscape has brightened over the past 12 months, and while it's true a rising tide lifts all boats, it's also clear that remaining committed to our core strategies has allowed us to emerge stronger than ever from the recent downturn.

Across our markets, consolidated sales were up nearly $30 million. That's an increase of 19% over 2003. Profitability was up 225%, after adjusting for gains on the sale of Japanese joint ventures.

A number of factors account for this impressive perfomance. Sales for our expanding family of Fiber-to-the-Premise products are up due to recent federal rulings affecting the communications industry. These rulings – along with a general economic recovery – have also buoyed sales in the disoriented energy industry. And while some competitors have weathered the recent decline by cutting back in quality, innovation and service, we've deepened our commitment in those areas and actually increased market share.

The outlook is positive worldwide. Many of our international operations had an outstanding year. The initial success of our newest venture, PLP Asia, is a validation of our initiatives overseas – global sourcing, extending the brand, and penetrating underserved markets with flexibility and speed.

Throughout the recent economic downturn, we've worked closely with our customers – old and new, large and small. We've continued implementing lean initiatives, stuck to our acquisition strategies, and focused on product development. And although I'm sad to say 2004 was the year we mourned the passing of our Chairman, my father, Jon Ruhlman, I'm proud to report a year of success in building on the foundation he designed. For over fifty years, he was a big part of PREFORMED – and PREFORMED was a big part of who he was. I can think of no greater tribute than to continue growing this organization in the way he envisioned, for years to come. Personally, and on behalf of my family, I'd like to thank our customers, shareholders, and especially our employees for your expressions of sympathy and more importantly your support. I welcome and look forward to your ongoing participation as we continue to move forward and grow PLP, together.

Robert G. Ruhlman
Chairman and CEO

FINANCIAL HIGHLIGHTS

In thousands of dollars, except per share data	2004	2003
Net sales	$183,112	$153,333
Income before income taxes and equity in net income of joint ventures	15,949	5,254
Net income	13,037	4,383
Net income per share-basic	2.27	0.76
Net income per share-diluted	2.25	0.76
Shareholders' equity	128,337	120,730
Shareholders' equity per share	22.39	20.76



$183,112
$153,333
$169,842
$196,365
$207,332
2004
2003
2002
2001
2000

Consolidated net sales



$13,037
$4,383
($1,140)
$5,176
$11,051
2004
2003
2002
2001
2000

Consolidated net income (loss)



FINANCIAL POSITION

Our financial position became stronger in 2004. Our current ratio improved to 3.6 to 1. Cash and cash equivalents were $29.7 million at the end of the year. Our bank borrowings are $4.4 million on assets of $159 million. This positions us with favorable debt capacity to finance significant acquisitions if and when the opportunities arise. Gross profit as a percentage of sales was 32.5% for the year as we leveraged relatively flat manufacturing costs over greater sales volume. This improvement in gross profit combined with controlled selling, administrative and engineering expenses resulted in a significant improvement in operating income.

Throughout the world, our Finance group has made exemplary efforts to comply with the reporting burden created by Sarbanes-Oxley. While we believe that the lean internal resources of a company our size could be better utilized building shareholder value in other ways, we nevertheless continue to invest the resources to comply with the ever increasing reporting requirements of Sarbanes-Oxley. Even prior to Sarbanes-Oxley, we have always taken great pride in our integrity and the fact that maintaining the highest of ethical standards is an integral component of our business philosophy and culture.



2004 was a decisive year for the communications industry. Overall domestic sales were up 20% in this market, mainly on the heels of an increase in new Fiber-to-the-Premise (FTTP) network construction by the major service providers.

This advanced technology, commonly referred to as the "last mile" in the fiber access network, is still in its infancy.

Its promise is to deliver the next generation of high-speed, high bandwidth video, telephony and Internet services. Delivering these services to the consumer utilizing fiber optic technology offers speed and capacity far in excess of today's copper systems. As the market for on-demand digital video and Voice Over Internet Protocol services increases, the system can be easily upgraded to accommodate it.

In response to today's fiercely competitive landscape, major communications service providers have begun building out these networks. This trend, which began in late 2003, slowly gained momentum throughout the year.

In October, the Federal Communications Commission reaffirmed rules first adopted in 2003, which relieved incumbent local telephone companies of their obligation to lease newly built FTTP networks to competitors. This led to even greater network expansion on the part of the major service providers, notably Verizon. As 2004 came to a close, Verizon had expanded its state-of-the-art network to provide fiber optic access to just under one million homes nationwide, with plans to double that expansion rate in 2005.

Overall, our position in this growing sector of the industry remains strong. Sales of major fiber optic products like the COYOTE Closure family and the new AXCESS Solutions™ series of pre-terminated access cabinets are forecast to increase in 2005.

As demand for broadband video, telephony and Internet services continues to surge, close customer relationships and a steadfast commitment to innovation and product development have allowed PLP to offer a more comprehensive FTTP solution.

Despite the fact that investment in copper-based technologies remained flat in 2004, our market position in this important segment remained strong as we continued to gain market share. Although sales to the Broadband markets were also depressed in 2004, one area of growth was in Data Communications, where increased government and military spending led to positive sales increases for our fiber optic product lines.

In addition to solid growth seen in the communications market here in the United States, sales figures were also up around the world. The forecast for expansion of the FTTP network in Canada provides an exciting prospect. And as always, China offers numerous possibilities – despite its competitive marketplace. Our Communications strategy for China continues to be one of adaptation. We've enjoyed success there with the new FiberGuard™ Closures, and will continue to pursue new product offerings to meet that country's specific needs.

PLP products are at work in a number of varied industries, including farms, vineyards, mines and railroads. These diverse industries often require unique applications of our product concepts. Our principal markets in this sector are Tower and Antenna and Metal Buildings.

Tower and Antenna

Despite several lean financial years, cellular communications providers are once again ramping up their coverage. New towers being constructed for this purpose are increasingly located in less restrictive rural areas and make greater use of our Air Flow Spoilers, as well as ROCKET-SOCKET™, Big-Grip, and VARI-GRIP™ Dead-end products. Continued construction of new towers for both the communications and broadcast industries have helped sustain sales levels throughout 2004.

Metal Buildings

Sales in this area have remained steady thanks to the attractive interest rates that carried us through the recent recession. As the economy strengthens, sales are forecast to continue holding their own.



As always, good news for the greater economy is good news for the energy market, despite the industry's familiar challenges. Power companies are slowly showing signs of a return to financial health, however a lack of consensus on a Federal Energy Bill continues to limit our full potential for growth. Many power companies increased their maintenance budgets. While regulatory battles still remain unresolved, favorable legislation could spark an increase in investment similar to the one we're experiencing in the FTTP segment of the communications market. Eventually, an Energy Bill should prevail in Congress. When it happens, PLP is poised to take advantage.

Transmission

Domestic sales for the Transmission market were up 55% in 2004, thanks mostly to two major construction projects. The first project, a new 85-mile, 500-kilovolt line located in the Western U.S., is being constructed exclusively with PLP spacer-dampers. The other, a new 765-kilovolt line being built in Virginia and West Virginia, has significantly boosted sales for products such as VARI-GRIP Dead-ends. Involvement in these large-scale, design-intensive projects reinforces our leadership in the domestic transmission market.

While this expansion marked a high point in construction activity over the last several years, modest improvement is forecast for 2005 because the level of new investment remains uncertain. Of course, new legislation could quickly change that, and the Transmission outlook is much more promising overseas. China, Brazil, Southeast Asia and Mexico are all experiencing significant growth, and our international operations and global sourcing capabilities place us in an excellent position to make the most of that growth going forward.

Distribution

Domestic sales for the Distribution market were up 10% in 2004, and are forecast to continue increasing as the U.S. economy gains momentum. Recovery for power utilities heralded a return to maintenance spending, while storm-related business further contributed to the increase in distribution sales. Going forward, underground distribution is an area where PLP is committing more resources. Additionally, energy companies upgrading their own internal fiber optic networks provided a lucrative and growing market for the new AXCESS Solutions pre-terminated fiber optic cabinets in 2004.

International sales were similarly strong. With the addition of PLP Asia, we are better positioned to identify opportunities in the rapidly growing areas of Southeast Asia – quickly filling gaps competitors can't reach.



DATA COMMUNICATIONS

The performance of Superior Modular Products, our Data Communications subsidiary, continued to improve in 2004, with an 8% increase in total sales. This increase was primarily driven by sales increases in SMP's domestic distribution and OEM business segments. Operating profit improved significantly in 2004, largely as a result of continued aggressive enforcement of SMP's intellectual property licensing program. In the data communications market, the pace of recovery has been slow. Competitive pressure has also intensified on the heels of several large mergers. Going forward, SMP's strong technology position should continue to provide us with opportunities to take advantage of growth in this industry.

In the wake of the four hurricanes that ravaged the state of Florida in 2004, PLP employees proudly went above and beyond the call of duty to help our customers. Working three shifts, seven days a week and through holidays, the people of PLP not only assisted in providing the products necessary to restore power, but made direct contributions to the relief efforts as well.





CORPORATE INITIATIVES

2004 was a year of growth, most notably with the April addition of PLP Asia, located in Thailand. In addition to its strategic location in the developing markets of Southeast Asia, this acquisition reinforces our strategy of global sourcing for manufacturing, while maintaining our local capacity to reach U.S. markets with speed and precision. This provides a clear competitive advantage: the ability to deliver low-priced products exactly when and where they're needed most – all over the globe.

Additionally, we've reorganized our U.S. marketing and sales structure in much the same way we realigned engineering in 2003. In essentially mature industries, we are broadening our vision – shifting from a product-driven to a market-driven focus. This allows us to define and develop new products and quickly bring them to market in order to more effectively take advantage of emerging opportunities. This initiative will make us even more responsive to customers' needs – reinforcing our relationships and providing employees with new opportunities for professional development.

We have capitalized on the success of our Lean Manufacturing Initiatives by extending these principles to engineering and international operations in 2004. Going forward, we will expand them throughout the company.

In 2004 we completed the sale of our interest in our second joint venture in Japan moving forward with the strategy that the Japanese market, along with other selected markets in Asia could be more effectively served through the establishment of PLP Asia. We feel confident in our ongoing acquisition strategy, and continue to aggressively pursue targets that will strengthen our core business as well as provide opportunities for diversified growth.

THE FUTURE

Looking forward to 2005, we are encouraged by the results of 2004, which validate the programs we have held fast to during the past several years of both general and industry specific recession. As always, we are grateful for the support of our shareholders, the confidence of our customers, the cooperation of our vendors, and the unselfish dedication of our incredibly talented employees. All these factors have converged to bring to reality a strategy designed for success.

Thousands of dollars, except per share data	2004	2003	2002	2001	2000
NET SALES AND INCOME (LOSS)					
Net sales	$ 183,112	$ 153,333	$ 169,842	$ 196,365	$ 207,332
Operating income (loss)	15,827	5,484	(426)	7,571	18,805
Income (loss) before income taxes and equity in net income of joint ventures	15,949	5,254	(1,026)	7,432	17,135
Net income (loss)	13,037	4,383	(1,140)	5,176	11,051
PER SHARE AMOUNTS					
Net income (loss) - basic	$ 2.27	$ 0.76	$ (0.20)	$ 0.90	$ 1.91
Net income (loss) - diluted	2.25	0.76	(0.20)	0.90	1.91
Dividends declared	0.80	0.80	0.80	0.75	0.60
Shareholders' equity	22.39	20.76	19.76	20.98	21.47
OTHER FINANCIAL INFORMATION					
Current assets	$ 101,603	$ 88,979	$ 78,522	$ 83,230	$ 87,783
Total assets	158,808	148,970	144,784	161,190	170,611
Current liabilities	27,922	25,628	23,954	37,638	26,244
Long-term debt	2,362	2,515	5,847	2,341	20,160
Shareholders' equity	128,337	120,730	114,096	120,780	123,856

Market Overview

In 2004 utility customers within our domestic energy market continued to make moderate increases in expenditures for maintenance of existing lines and for new construction projects previously deferred. We believe the improving general economy will enable the utility customers in the energy market to continue moderate increased spending in 2005. However, any additional significant increases in investment by the utility customers in the energy market to rebuild the nation's transmission system are uncertain until pending regulatory issues are resolved. The Energy Bill remains stalled in Congress, and The Federal Energy Regulatory Commission continues discussion on the development of a deregulated market model acceptable to all affected parties.

We believe domestic communication companies are still cautiously managing their construction projects for digital subscriber loops (DSL) and doing minimal maintenance to their copper wire networks. However, we believe these companies are recognizing the need to increase their network capabilities in order to be competitive with the cable television (CATV) operators, Competitive Local Exchange Carriers, and broadband over power companies. Companies in the communication market continue their commitment to bring Fiber-to-the-Premise (FTTP). Verizon recently stated its target for 2005 is to pass two million homes and businesses with fiber. SBC has announced plans to deploy fiber optics to customers and build an advanced Internet network capable of delivering television, data and voice services substantially beyond what is available currently. SBC will use both FTTP and Fiber-to-the-Node (FTTN) technologies. By the end of 2007, SBC expects to reach 17 million households with FTTN technology and nearly 1 million households with FTTP.

Demand for our products worldwide is expected to remain strong in 2005, although we expect continued pressure on selling prices.

Preface

Our worldwide net sales and gross profit improved substantially in 2004. Net sales increased 19% and the resulting gross profit increased 29% from the previous year.

To enhance our competitive market position in the Asia Pacific region, in April 2004, we acquired the assets of Union Electric Manufacturing Co. Ltd. located in Bangkok, Thailand, for $.5 million through our newly formed subsidiary, Preformed Line Products (Asia) Ltd.

In September 2004, we sold our 49% interest in Japan PLP Co. Ltd., a joint venture. Proceeds of the sale were approximately $1.9 million, and the transaction resulted in a pretax gain of $2.3 million, which includes the reversal of $1.7 million in the cumulative translation adjustment related to our equity investment. The entire amount of the proceeds was taxable resulting in a tax of $.7 million and therefore reduces the gain to $1.6 million after tax, or $.29 per share. On October 2, 2003 we sold our 24% interest in Toshin Denko Kabushiki Kaisha, a joint venture in Japan. Cash proceeds of the sale were approximately $7.1 million and the transaction resulted in a pretax gain of $3.5 million that includes the reversal of $1.7 million in the cumulative translation adjustment related to our equity investment. The entire amount of the proceeds was taxable resulting in a tax of $2.6 million, which reduced the after-tax gain to $.9 million, or $.15 per share.

In 2005 we expect incremental external and internal costs to comply with Section 404 of Sarbanes-Oxley Act of 2002.

2004 Results of Operations Compared to 2003

In 2004 consolidated net sales were $183.1 million, an increase of $29.8 million, or 19%, from 2003. Domestic net sales of $107.1 million increased $16.4 million, or 18%. The increase was due primarily to volume increases in the energy and communications markets. We anticipate the current upward trend in the energy and communications markets to continue in 2005 but at a slower rate than experienced in 2004. Foreign net sales of $76 million increased $13.4 million, or 21%. Foreign net sales were favorably impacted by $6.2 million, or 10%, when converted to U.S. dollars as a result of the weaker U.S. dollar compared to most foreign currencies. No individual foreign country accounted for 10% or more of our consolidated net sales. We believe our foreign markets will remain strong for 2005 but will continue to experience competitive price pressure.

Gross profit of $59.5 million for 2004 increased $13.5 million, or 29%, compared to 2003. Domestic gross profit of $33.2 million increased $8.6 million, or 35%. Domestic gross profit increased $4.5 million primarily due to increased sales and $6.2 million due to lower per unit manufacturing costs, partially offset by an increase in raw material costs of $2.1 million. The lower per unit manufacturing costs are a result of fixed expenses being spread over more sales. Foreign gross profit of $26.3 million increased by $4.9 million, or 23%. The favorable impact resulting from converting native currency to U.S. dollars was $2 million. We expect raw material costs for basic metal and petroleum based raw materials to continue to increase in 2005. We believe our product pricing will enable us to partially offset the gross profit impact of the increase in raw material costs.

Costs and expenses increased $3.7 million, or 9%, compared to 2003, as summarized in the following table:

Thousands of dollars

Year ended December 31	2004	2003	CHANGE	% CHANGE
Cost and expenses				
Domestic:				
Selling	$ 12,621	$ 11,445	$ 1,176	10%
General and administrative	12,967	12,332	635	5
Research and engineering	4,032	3,650	382	10
Other operating (income) expense - net	(166)	196	(362)	NM*
Intercompany debt forgiveness	-	4,545	(4,545)	NM*
	29,454	32,168	(2,714)	(8)
Foreign:				
Selling	6,359	5,647	712	13
General and administrative	8,193	7,271	922	13
Research and engineering	1,634	1,560	74	5
Other operating (income) expense - net	(68)	(246)	178	NM*
Intercompany debt forgiveness	-	(4,545)	4,545	NM*
	16,118	9,687	6,431	66
Total	$ 45,572	$ 41,855	$ 3,717	9%

*NM- Not Meaningful

During 2003, our domestic operations forgave foreign intercompany debt of $4.5 million related to an abandoned European data communications operation. This amount is included as expense for our domestic operations and as income for our foreign operations.

Domestic costs and expenses of $29.5 million increased $1.8 million, or 7%, excluding intercompany debt forgiveness from 2003. Domestic selling expense increased primarily as a result of a $1.2 million increase in commissions on higher sales. General and administrative expense increased $.6 million principally as a result of an increase in employee compensation expenses. Research and engineering expense increased $.4 million due primarily to an increase in personnel. Other operating income improved $.4 million primarily due to a $.2 million gain on the sale of property and a $.2 million increase in the cash surrender value related to life insurance policies.

Foreign costs and expenses of $16.1 million increased $1.9 million, or 13%, excluding intercompany debt forgiveness from 2003. The weaker dollar unfavorably impacted costs and expenses by $1.2 million when foreign costs in local currency were translated to U.S. dollars. Additionally, selling expense increased $.3 million primarily as a result of increased employee related expenses in our European and Latin American operations. General and administrative expense increased $.2 million primarily as a result of expenses related to the addition of our Thailand operation in April 2004. Research and engineering expense remained relatively unchanged from 2003, net of the impact of currency translation. Other operating income decreased primarily due to a $.1 million increase in losses on foreign currency transactions.

Royalty income of $1.9 million increased by $.5 million as a result of higher data communication royalties compared to 2003 due to aggressive pursuit of our intellectual property rights, which resulted in one settlement.

Operating income of $15.8 million for the year ended December 31, 2004 increased $10.3 million compared to the previous year. This increase was primarily a result of an increase in gross profit of $13.5 million and a $.5 million increase in royalty income, partially offset by a $3.7 million increase in costs and expenses. Domestic operating income increased $12.6 million as a result of $8.6 million higher gross profit, a $.5 million increase in royalty income, the forgiveness of intercompany debt of $4.5 million in 2003, and a $.8 million increase in intercompany royalty income, partially offset by a $1.8 million increase in costs and expenses. Foreign operating income of $7.1 million decreased $2.3 million primarily due to the $4.5 million forgiveness of intercompany debt in 2003, the $1.9 million increase in costs and expenses, and a $.8 million increase in intercompany royalty expense, partially offset by an increase in gross profit of $4.9 million.

Other income for the year ended December 31, 2004 of $.1 million improved $.4 million compared to expense of $.3 million in 2003. This increase is primarily due to a $.4 million increase in interest income, net of interest expense.

Income taxes for the year ended December 31, 2004 of $5.3 million were $.7 million higher than the prior year. The effective tax rate in 2004 on income before income taxes, including equity in net income of joint ventures, was 29% compared to 51% in 2003. The 2004 effective tax rate is lower than the 35% statutory federal rate primarily as a result of the American Jobs Creation Act of 2004 allowing us to adjust certain valuation allowances related to foreign tax credits. The 2003 effective tax rate is higher than the 35% statutory federal rate because the entire proceeds received on the sale in 2003 of the interest in our joint venture in Japan were taxable (see Note O in the Notes To Consolidated Financial Statements).

The tax laws of China entitle us to a preferential tax rate of a 50% tax reduction for the succeeding three years beginning in 2003. The favorable aggregate tax and per share effect was less than $.1 million or $.01 per share for the year ended December 31, 2004 and 2003.

Equity in net income of joint ventures of $2.4 million for the year ended December 31, 2004 decreased $1.4 million compared to 2003. We sold our interest in Japan PLP Co. Ltd. in 2004 for a pre-tax gain of $2.3 million ($1.6 million gain net of tax). In 2003 we realized a $3.5 million pre-tax gain ($.9 million gain net of tax) when we sold our interest in our other Japanese joint venture. We no longer have an investment in any joint venture.

As a result of the preceding items, net income for the year ended December 31, 2004 was $13 million, which represents an increase of $8.7 million compared to net income of $4.4 million in 2003.

2003 Results of Operations Compared to 2002

In 2003 consolidated net sales were $153.3 million, a decrease of $16.5 million, or 10% from 2002. Domestic net sales of $90.7 million decreased $5.2 million, or 5%. The decrease was primarily due to volume decreases in the energy and communications markets. Foreign net sales of $62.6 million decreased $11.3 million, or 15%. In the third quarter of 2002, we abandoned our European data communication operations (see Note J in the Notes To Consolidated Financial Statements). In 2003 net sales decreased $15 million when compared to 2002 as a result of this abandonment. Foreign net sales decreased $3.4 million in the Americas. Foreign net sales were favorably impacted by $7.1 million, or 10%, when converted to U.S. dollars as a result of the weaker U.S. dollar compared to most foreign currencies. No individual foreign country accounted for 10% or more of our consolidated net sales.

Gross profit of $46 million for 2003 decreased $4.7 million, or 9%, compared to 2002. Domestic gross profit of $24.6 million decreased $5.4 million, or 18%. Domestic gross profit decreased $3.5 million due to lower sales and customer mix and $1.9 million due to higher per unit manufacturing costs. Foreign gross profit of $21.4 million increased by $.7 million, or 4%, due to a $2.4 million favorable impact resulting from converting native currency to U.S. dollars, partially offset by a $1.7 million reduction in sales in native currency.

Costs and expenses decreased $10.6 million, or 20%, compared to 2002, as summarized in the following table:

Thousands of dollars

Year ended December 31	2003	2002	CHANGE	% CHANGE
Cost and expenses				
Domestic:				
Selling	$ 11,445	$ 13,440	$ (1,995)	(15)%
General and administrative	12,332	13,483	(1,151)	(9)
Research and engineering	3,650	4,286	(636)	(15)
Other operating (income) expense - net	196	1,099	(903)	(82)
Intercompany debt forgiveness	4,545	-	4,545	NM*
Asset impairment	-	1,621	(1,621)	NM*
	32,168	33,929	(1,761)	(5)
Foreign:				
Selling	5,647	8,430	(2,783)	(33)
General and administrative	7,271	8,863	(1,592)	(18)
Research and engineering	1,560	1,318	242	18
Other operating (income) expense - net	(246)	(79)	(167)	NM*
Intercompany debt forgiveness	(4,545)	-	(4,545)	NM*
	9,687	18,532	(8,845)	(48)
Total	$ 41,855	$ 52,461	$(10,606)	(20)%

*NM- Not Meaningful

During 2003 our domestic operations forgave foreign intercompany debt of $4.5 million related to an abandoned European data communications operation. This amount is included as expense for our domestic operations and as income for our foreign operations.

Excluding intercompany debt forgiveness, domestic costs and expenses of $27.6 million decreased $6.3 million, or 19%. Domestic selling expense decreased primarily as a result of a $1 million reduction in commissions on lower sales and a $.4 million reduction in advertising and sales promotion. General and administrative expense decreased as a result of a $1.2 million decrease in bad debt expense attributable to several telecommunication customers declaring bankruptcy in 2002. Research and engineering expense decreased principally as a result of employee reductions and lower contract development expenses. Other operating expense improved primarily due to a $.5 million charge recorded in 2002 related to the cumulative translation adjustment for the abandoned European data communications operation and a $.2 million increase in the cash surrender value related to life insurance policies. In 2002, we recorded a $1.6 million asset impairment charge in accordance with Statement of Financial Accounting Standards No. 142.

Excluding intercompany debt forgiveness, foreign costs and expenses of $14.2 million decreased $4.3 million, or 23%. Selling expense decreased primarily as a result of a reduction of $3.1 million in selling expense related to the abandoned European data communications operations in 2002. General and administrative expense decreased primarily as a result of a $3 million reduction related to the abandonment of the European data communications operations in 2002 partially offset by higher employee benefit costs and bad debt expense. Research and engineering expense remained relatively unchanged from 2002, net of the impact of currency translation. Other operating income increased primarily due to gains on foreign currency transactions compared to losses on foreign currency transactions in the prior year. The weaker dollar unfavorably impacted costs and expenses by $1.3 million when foreign costs in local currency were translated to U.S. dollars.

Royalty income of $1.4 million remained relatively unchanged from 2002.

Operating income of $5.5 million for the year ended December 31, 2003 increased $5.9 million compared to the previous year. This increase was a result of the reduction in costs and expenses of $10.6 million, partially offset by the $4.7 million decrease in gross profit. Domestic operating income decreased $3.9 million as a result of $5.4 million lower gross profit, forgiveness of intercompany debt of $4.5 million, and the decrease of $.3 million in royalty income, partially offset by the $6.3 million reduction in costs and expenses. Foreign operating income of $9.4 million increased $9.8 million due to the $4.5 million forgiveness of intercompany debt, the $4.3 million decrease in costs and expenses, the increase in gross profit of $.7 million and a $.3 million decrease in royalty expense.

Other expense for the year ended December 31, 2003 of $.2 million decreased $.4 million compared to 2002. The decrease in other expense is primarily due to a $.3 million decrease in interest expense net of interest income.

Income tax for the year ended December 31, 2003 of $4.6 million was $4 million higher than the prior year. The effective tax rate in 2003 was 51%. The effective tax rate is higher than the 35% statutory federal rate because the entire proceeds received on the sale of our interest in our joint venture in Japan were taxable (see Note O in the Notes To Consolidated Financial Statements).

The tax laws of China entitle us to a preferential tax rate of 0% for the first two years after utilization of any tax loss carryforwards and a 50% tax reduction for the succeeding three years beginning in 2003. The favorable aggregate tax and per share effect was $.1 million or $.01 per share for the year ended December 31, 2003 and $.8 million or $.13 per share for year ended December 31, 2002.

Equity in net income of joint ventures for the year ended December 31, 2003 of $3.7 million increased $3.3 million compared to the same period in 2002. The increase in equity in net income of joint ventures is primarily the result of a $3.5 million pre-tax gain ($.9 million gain net of taxes) on the sale of one of our Japanese joint ventures in 2003.

As a result of the preceding items, net income for the year ended December 31, 2003 was $4.4 million, which represents an increase of $5.5 million compared to a loss of $1.1 million in 2002.

Working Capital, Liquidity and Capital Resources

Net cash provided by operating activities was $12.9 million for the year ended December 31, 2004, a decrease of $8.1 million when compared to 2003. An increase of $8.7 million in net income was more than offset by an increase in working capital of $15.6 million in 2004 compared to 2003 and a $1.2 million reduction of non-cash expenses in 2004 when compared to 2003. Higher non-cash items in the previous year were primarily attributable to higher depreciation and amortization and a greater gain on the sale of our foreign joint venture. The increase in working capital was primarily due to higher accounts receivable and increased inventory to support increased sales.

Net cash used in investing activities of $3.7 million represents a decrease of $6.2 million when compared to cash provided by investing activities in 2003. This was primarily the result of a decrease in proceeds from the sale of equity investments of approximately $5.2 million. During 2004, we sold our 49% interest in Japan PLP Co. Ltd., a joint venture. The selling price was approximately $1.9 million and is included in the proceeds from the sale of equity investment. During 2003, we sold our 24% interest in Toshin Denko Kabushiki Kaisha, a joint venture. The selling price was approximately $7.1 million and is included in the sale of equity investment. Additionally, capital expenditures were $2.2 million higher in 2004 compared to 2003.

Cash used in financing activities was $8.7 million compared to $8.4 million in the previous year. This was primarily a result of lower debt repayments offset by cash used to repurchase 113,755 common shares.

We have commitments under operating leases primarily for office and manufacturing space, transportation equipment and computer equipment and capital leases primarily for equipment. See Note E in the Notes To Consolidated Financial Statements for further discussion on the future minimal rental commitments under these leasing arrangements. One such lease is for our aircraft with a lease commitment through April 2012. Under the terms of the lease, we maintain the risk for the residual value in excess of the market value of the aircraft. At the present time, we believe our risks, if any, to be immaterial because the estimated market value of the aircraft approximates its residual value.

Our financial position remains strong and our current ratio at December 31, 2004 was 3.6:1 compared to 3.5:1 at December 31, 2003. Working capital of $73.7 million has increased from the December 31, 2003 amount of $63.3 million primarily due to greater receivables and inventory due to higher sales levels. At December 31, 2004, our unused balance under our main credit facility was $20 million and our bank debt to equity percentage was 3%. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth, and profitability. At December 31, 2004, we were in compliance with these covenants. We believe our future operating cash flows will be more than sufficient to cover debt repayments, other contractual obligations, capital expenditures and dividends. In addition, we believe our existing cash position, together with our untapped borrowing capacity, provides substantial financial resources. If we were to incur significant additional indebtedness, we expect to be able to meet liquidity needs under the credit facilities but at an increased cost for interest and commitment fees. We do not believe we would increase our debt to a level that would have a material adverse impact upon results of operations or financial condition.

Contractual obligations and other commercial commitments are summarized in the following tables:

Thousands of dollars	PAYMENTS DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt (A)	$ 3,634	$ 1,272	$ 2,362	$ -	$ -
Leases	17,408	1,106	1,938	1,608	12,756
Purchase commitments	57	31	24	2	-
Pension contribution (B)	500	500	-	-	-

Thousands of dollars	AMOUNT OF COMMITMENT EXPIRATION BY PERIOD				
OTHER COMMERCIAL COMMITMENTS	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Letter of Credit	$ 2,360	$ 2,311	$ 49	$ -	$ -
Guarantees	1,038	905	133	-	-

(A) Interest is not included in the table, as all amounts are variable. See Note D in the Notes To Consolidated Financial Statements.

(B) Amount represents expected contributions to the Company's defined benefit pension plan for the year ending December 31, 2005. Future expected amounts have not been disclosed as such amounts are subject to change based on performance of the assets in the plan as well as the discount rate used to determine the obligation. See Note C in the Notes To Consolidated Financial Statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgment and uncertainties, and potentially may result in materially different outcomes under different assumptions and conditions.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The Company records estimated allowances for uncollectible accounts receivable based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. During 2004 the Company recorded a provision for doubtful accounts of $.2 million and at December 31, 2004 the allowance represented 8% of its trade receivables, compared to 9% at December 31, 2003.

The Company has provided an allowance for excess inventory and obsolescence based on estimates of future demand, which is subject to change. Additionally, discrete provisions are made when facts and circumstances indicate that particular inventories will not be utilized. At December 31, 2004, the allowance for excess inventory and obsolescence was 6% of gross inventories, compared to 7% at December 31, 2003. If actual market conditions are different than those projected by management, additional inventory write-downs or reversals of existing reserves may be necessary.

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those items. The Company's cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

The Company performs its annual impairment test for goodwill and intangibles with indefinite lives utilizing a discounted cash flow methodology, market comparables, and an overall market capitalization reasonableness test in computing fair value by reporting unit. The Company then compares the fair value of the reporting unit with its carrying value to assess if goodwill and other indefinite life intangibles have been impaired. Based on the assumptions as to growth, discount rates and the weighting used for each respective valuation methodology, results of the valuations could be significantly changed. However, the Company believes that the methodologies and weightings used are reasonable and result in appropriate fair values of the reporting units.

The Company's measurement date for its annual impairment test is January 1 of each year. The Company performs interim impairment tests if trigger events or changes in circumstances indicate the carrying amount may not be recoverable. There were no trigger events during 2004 or 2003 and as such only an annual impairment test was performed. During the fourth quarter of 2002, the market valuation of one domestic reporting unit had decreased, such that it was highly probable that the related goodwill would not be recoverable. Therefore, at December 31, 2002, the Company had recorded a goodwill impairment charge of $1.6 million.

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards. The Company established a valuation allowance to record its deferred tax assets at an amount that is more likely than not to be realized. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to expense in the period such determination was made.

New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This standard requires that such items be recognized as current-period charges. The standard also establishes the concept of "normal capacity" and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Any unallocated overhead must be recognized as an expense in the period incurred. This standard is effective for inventory costs incurred starting January 1, 2006. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets". This standard amended APB Opinion No. 29, "Accounting for Nonmonetary Transactions", to eliminate the exception from fair value measurement for nonmonetary exchanges of similar productive assets. This standard replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has no commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all nonmonetary asset exchanges completed by the company starting January 1, 2006. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In December 2004, the FASB released a revised version of Statement of Financial Accounting Standards No. 123 (FASB 123R), "Accounting for Stock-Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance. This statement amends and clarifies the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments and to recognize this cost over the vesting period or time period during which the employee is required to provide service in exchange for the reward. This statement is effective for the Company at the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In December 2004, the FASB released FASB Staff Position No. FAS 109-1 (FSP 109-1). FASB Staff Position No. 109-1, "Accounting of FASB Statement No. 109, 'Accounting for Income Taxes,' for the Tax Deduction Provided to U.S.-Based Manufacturers by the American Jobs Creation Act of 2004", clarifies that the tax deduction for domestic manufacturers under the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with FASB Statement 109, "Accounting for Income Taxes" (FAS 109). The FSP went into effect upon being issued. The Company is currently evaluating the impact, if any, of FSP 109-1 on its consolidated financial statements.

In December 2004, the FASB released FASB Staff Position No. FAS 109-2 (FSP 109-2). FASB Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004", provides companies more time (beyond the financial-reporting period during which the Act took effect) to evaluate the Act's impact on the Company's plan for reinvestment or repatriation of certain foreign earnings for purposes of applying FASB Statement No. 109, "Accounting for Income Taxes (FAS 109). The FSP went into effect upon being issued. The Company has evaluated the impact of FSP 109-2 on its consolidated financial statements and has determined that the provision within the American Jobs Creation Act of 2004 that relates to repatriating foreign earnings at a reduced tax rate under new Code Section 965 will not provide any benefit to the Company.

Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing facilities and offices around the world and uses fixed and floating rate debt to finance the Company's global operations. As a result, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. The Company believes the political and economic risks related to the Company's foreign operations are mitigated due to the stability of the countries in which the Company's largest foreign operations are located.

The Company has no foreign currency forward exchange contracts outstanding at December 31, 2004. The Company does not hold derivatives for trading purposes.

The Company is exposed to market risk, including changes in interest rates. The Company is subject to interest rate risk on its variable rate debt, which consisted of borrowings of $4.4 million at December 31, 2004. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $.1 million for the year ended December 31, 2004.

The Company's primary currency rate exposures are related to foreign denominated debt, intercompany debt, forward exchange contracts, foreign denominated receivables and cash and short-term investments. A hypothetical 10% change in currency rates would have a favorable/unfavorable impact on fair values of $2.5 million and on income before tax of $.1 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Preformed Line Products Company:

We have audited the accompanying consolidated balance sheet of Preformed Line Products Company and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Preformed Line Products Company and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

Cleveland, Ohio
March 11, 2005

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Preformed Line Products Company:

In our opinion, the accompanying consolidated balance sheet and the related statements of consolidated operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Preformed Line Products Company and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Cleveland, Ohio
March 2, 2004

Thousands of dollars, except share data

December 31	2004	2003
ASSETS		
Cash and cash equivalents	$ 29,744	$ 28,209
Accounts receivable, less allowance of $2,396 ($2,463 in 2003)	29,217	24,225
Inventories – net	36,264	31,113
Deferred income taxes	3,727	3,740
Prepaids and other	2,651	1,692
Total Current Assets	101,603	88,979
Property and equipment – net	48,169	47,888
Investments in foreign joint ventures	-	2,826
Deferred incomes taxes	1,213	434
Goodwill – net	2,130	1,929
Patents and other intangibles – net	3,247	3,624
Other assets	2,446	3,290
Total Assets	$ 158,808	$ 148,970

See notes to consolidated financial statements.

Thousands of dollars, except share data

December 31	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable to banks	$ 735	$ 1,019
Current portion of long-term debt	1,272	1,884
Trade accounts payable	11,111	7,367
Accrued compensation and amounts withheld from employees	4,879	3,749
Accrued expenses and other liabilities	4,368	4,637
Accrued profit-sharing and pension contributions	3,639	4,159
Dividends payable	1,141	1,163
Income taxes	777	1,650
Total Current Liabilities	27,922	25,628
Long-term debt, less current portion	2,362	2,515
Deferred income taxes	187	97
SHAREHOLDERS' EQUITY		
Common stock - $2 par value, 15,000,000 shares authorized, 5,706,713 and 5,814,269 issued and outstanding, net of 491,159 and 377,404 treasury shares at par, respectively	11,413	11,629
Paid in capital	545	472
Retained earnings	128,738	123,022
Accumulated other comprehensive loss	(12,359)	(14,393)
Total Shareholders' Equity	128,337	120,730
Total Liabilities And Shareholders' Equity	$ 158,808	$ 148,970

See notes to consolidated financial statements.

In thousands, except per share data

Year ended December 31	2004	2003	2002
Net sales	$ 183,112	$ 153,333	$ 169,842
Cost of products sold	123,602	107,366	119,173
Gross Profit	59,510	45,967	50,669
Costs and expenses			
Selling	18,980	17,092	21,870
General and administrative	21,160	19,603	22,346
Research and engineering	5,666	5,210	5,604
Other operating (income) expense - net	(234)	(50)	1,020
Asset impairment	-	-	1,621
	45,572	41,855	52,461
Royalty income - net	1,889	1,372	1,366
Operating Income (Loss)	15,827	5,484	(426)
Other income (expense)			
Interest income	696	421	287
Interest expense	(429)	(490)	(687)
Other expense	(145)	(161)	(200)
	122	(230)	(600)
Income (Loss) Before Income Taxes and Equity in Net Income of Joint Ventures	15,949	5,254	(1,026)
Income taxes	5,268	4,581	561
Net Income (Loss) Before Joint Ventures	10,681	673	(1,587)
Equity in net income of joint ventures	2,356	3,710	447
Net Income (Loss)	$ 13,037	$ 4,383	$ (1,140)
Net income (loss) per share - basic	$ 2.27	$ 0.76	$ (0.20)
Net income (loss) per share - diluted	$ 2.25	$ 0.76	$ (0.20)
Cash dividends declared per share	$ 0.80	$ 0.80	$ 0.80
Average number of shares outstanding-basic	5,732	5,783	5,766
Average number of shares outstanding-diluted	5,789	5,801	5,766

See notes to consolidated financial statements.

Thousands of dollars

Year ended December 31	2004	2003	2002
OPERATING ACTIVITIES			
Net income (loss)	$ 13,037	$ 4,383	$ (1,140)
Adjustments to reconcile net income (loss) to net cash provided by operations:			
Depreciation and amortization	7,385	8,329	9,018
Asset impairment	-	-	1,621
Noncash abandonment/realignment charges	-	-	3,301
Deferred income taxes	(531)	1,901	(2,378)
Net investment in life insurance	93	48	767
Translation adjustment	(85)	(53)	490
Earnings of joint ventures	(21)	(203)	(447)
Dividends received from joint ventures	2,141	1,019	1,628
Gain on sale of joint venture	(2,335)	(3,506)	-
Other - net	(280)	29	111
Changes in operating assets and liabilities:			
Accounts receivable	(4,530)	2,999	3,910
Inventories	(3,703)	4,483	2,402
Trade accounts payables and accrued liabilities	3,063	(1,294)	(2,083)
Income taxes	(1,597)	2,814	307
Other - net	232	34	1,206
Net Cash Provided by Operating Activities	12,869	20,983	18,713
INVESTING ACTIVITIES			
Capital expenditures	(6,187)	(4,018)	(4,706)
Business acquisitions	(456)	(472)	(39)
Proceeds from the sale of property and equipment	403	56	1,284
Proceeds from the sale of equity investment	1,925	7,104	-
Net investment in life insurance	581	(251)	(136)
Net Cash Provided by (Used in) Investing Activities	(3,734)	2,419	(3,597)
FINANCING ACTIVITIES			
Increase (decrease) in notes payable to banks	(312)	(234)	39
Proceeds from the issuance of long-term debt	53	10,658	14,588
Payments of long-term debt	(944)	(14,838)	(22,480)
Dividends paid	(4,593)	(4,623)	(4,611)
Issuance of common shares	84	620	271
Purchase of common shares for treasury	(2,977)	-	-
Net Cash Used in Financing Activities	(8,689)	(8,417)	(12,193)
Effects of exchange rate changes on cash and cash equivalents	1,089	1,595	297
Increase in cash and cash equivalents	1,535	16,580	3,220
Cash and cash equivalents at beginning of year	28,209	11,629	8,409
Cash and Cash Equivalents at End of Year	$ 29,744	$ 28,209	$ 11,629

See notes to consolidated financial statements.

In thousands, except share and per share data

	Common Shares	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Cumulative Translation Adjustment	Accumulated Other Comprehensive Income (Loss): Minimum Pension Liability	Total
BALANCE AT JANUARY 1, 2002	$ 11,514	$ -	$128,721	$ (19,455)	$ -	$120,780
Net loss			(1,140)			(1,140)
Foreign currency translation adjustment				(1,218)		(1,218)
Cumulative translation adjustment for liquidation of a foreign entity				490		490
Minimum pension liability - net of tax benefit of $254					(472)	(472)
Total comprehensive loss						(2,340)
Issuance of 15,680 common shares	31	82	158			271
Cash dividends declared - $.80 per share			(4,615)			(4,615)
BALANCE AT DECEMBER 31, 2002	11,545	82	123,124	(20,183)	(472)	114,096
Net income			4,383			4,383
Foreign currency translation adjustment				7,694		7,694
Cumulative translation adjustment for sale of a joint venture				(1,709)		(1,709)
Minimum pension liability - net of taxes of $140					277	277
Total comprehensive income						10,645
Issuance of 41,559 common shares	84	390	146			620
Cash dividends declared - $.80 per share			(4,631)			(4,631)
BALANCE AT DECEMBER 31, 2003	11,629	472	123,022	(14,198)	(195)	120,730
Net income			13,037			13,037
Foreign currency translation adjustment				3,936		3,936
Cumulative translation adjustment for sale of a joint venture				(1,655)		(1,655)
Minimum pension liability - net of tax benefit of $145					(247)	(247)
Total comprehensive income						15,071
Purchase of 107,556 common shares - net	(216)	73	(2,750)			(2,893)
Cash dividends declared - $.80 per share			(4,571)			(4,571)
BALANCE AT DECEMBER 31, 2004	$ 11,413	$ 545	$128,738	$ (11,917)	$ (442)	$128,337

See notes to consolidated financial statements.

Tables in thousands of dollars, except share and per share data, unless specifically noted

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, communications, cable operators, data communication and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company also manufactures a line of products serving the voice and data transmission markets. The Company's customers include public and private energy utilities and communication companies, cable operators, financial institutions, governmental agencies, original equipment manufacturers, contractors and subcontractors, distributors and value-added resellers. The Company serves its worldwide markets through strategically located domestic and international manufacturing facilities.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where ownership is greater than 50%. All intercompany accounts and transactions have been eliminated upon consolidation.

Investments in Foreign Joint Ventures

Investments in joint ventures, where the Company owns at least 20% but less than 50%, were accounted for by the equity method.

Cash Equivalents

Cash equivalents are stated at fair value and consist of highly liquid investments with original maturities of three months or less at the time of acquisition.

Inventories

The Company uses the last-in, first-out (LIFO) method of determining cost for the majority of its material portion of inventories in the United States. All other inventories are determined by the first-in, first-out (FIFO) method. Inventories are carried at the lower of cost or market.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, notes payable and debt. The carrying amount of all financial instruments approximates fair value.

Property, Plant, and Equipment and Depreciation

Property, plant, and equipment is recorded at cost. Depreciation for the Company's domestic assets is computed using accelerated methods over the estimated useful lives with the exception of personal computers which are depreciated over three years using the straight line method. Depreciation for the Company's foreign assets is computed using the straight line method over the estimated useful lives. The estimated useful lives used are: land improvements, ten years; buildings, forty years; and machinery and equipment, three to ten years.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those items. The Company's cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

Goodwill and Other Intangibles

Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. The Company's measurement date for its annual impairment test is January 1 of each year. Patents and other intangible assets with definite lives represent primarily the value assigned to patents acquired with purchased businesses and are amortized using the straight-line method over their useful lives. Goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses or a significant change in the use of an asset. Impairment charges are recognized pursuant to SFAS No. 142.

Research and Development

Research and development costs are expensed as incurred. Company sponsored costs for research and development of new products were $2.6 million in 2004, $2.7 million in 2003 and $2.9 million in 2002.

Advertising

Advertising costs are expensed in the period incurred.

Foreign Currency Translation

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet; revenues and expenses are translated at weighted average exchange rates in effect during the period. Transaction gains and losses arising from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income and expense as incurred. Such transactions have not been material. Unrealized translation adjustments are recorded as accumulated foreign currency translation adjustments in shareholders' equity. Upon sale or upon substantially complete liquidation of an investment in a foreign entity, the cumulative translation adjustment for that entity is removed from accumulated foreign currency translation adjustment in shareholders' equity and reclassified to earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Sales Recognition

Sales are recognized when products are shipped and title and risk of loss has passed to unaffiliated customers. Shipping and handling billed to customers are included in net sales while shipping and handling costs are included in cost of products sold.

Derivative Financial Instruments

The Company had no foreign currency forward exchange contracts outstanding at December 31, 2004. At December 31, 2003 the Company had recorded a less than one thousand dollar charge for the unamortized discount on forward exchange contracts. The Company does not hold derivatives for trading purposes.

Stock-Based Compensation

As permitted by the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure- an amendment of SFAS No. 123", the Company applies the intrinsic value based method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees", to account for stock options granted to employees to purchase common shares. Under this method, compensation expense is measured as the excess, if any, of the market price at the date of grant over the exercise price of the options. No compensation expense has been recorded because the exercise price is equal to market value at the date of grant.

SFAS No. 148 requires pro forma disclosure of the effect on net income and earnings per share when applying the fair value method of valuing stock-based compensation. For purposes of this pro forma disclosure, the estimated fair value of the options is recognized ratably over the vesting period.

Year ended December 31	2004	2003	2002
Net income (loss), as reported	$ 13,037	$ 4,383	$ (1,140)
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards	74	132	277
Pro forma net income (loss)	$ 12,963	$ 4,251	$ (1,417)
Earnings per share:			
Basic - as reported	$ 2.27	$ 0.76	$ (0.20)
Basic - pro forma	$ 2.26	$ 0.74	$ (0.25)
Diluted - as reported	$ 2.25	$ 0.76	$ (0.20)
Diluted - pro forma	$ 2.24	$ 0.73	$ (0.25)

Reclassification

Certain amounts in the prior years' financial statements have been reclassified to conform to the presentation of 2004.

New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This standard requires that such items be recognized as current-period charges. The standard also establishes the concept of "normal capacity" and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Any unallocated overhead must be recognized as an expense in the period incurred. This standard is effective for inventory costs incurred starting January 1, 2006. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets". This standard amended APB Opinion No. 29, "Accounting for Nonmonetary Transactions", to eliminate the exception from fair value measurement for nonmonetary exchanges of similar productive assets. This standard replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has no commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all nonmonetary asset exchanges completed by the company starting January 1, 2006. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In December 2004, the FASB released a revised version of Statement of Financial Accounting Standards No. 123 (FASB 123R), "Accounting for Stock-Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance. This statement amends and clarifies the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments and to recognize this cost over the vesting period or time period during which the employee is required to provide service in exchange for the reward. This statement is effective for the Company at the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In December 2004, the FASB released FASB Staff Position No. FAS 109-1 (FSP 109-1). FASB Staff Position No. 109-1, "Accounting of FASB Statement No. 109, 'Accounting for Income Taxes,' for the Tax Deduction Provided to U.S.-Based Manufacturers by the American Jobs Creation Act of 2004", clarifies that the tax deduction for domestic manufacturers under the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with FASB Statement 109, "Accounting for Income Taxes" (FAS 109). The FSP went into effect upon being issued. The Company is currently evaluating the impact, if any, of FSP 109-1 on its consolidated financial statements.

In December 2004, the FASB released FASB Staff Position No. FAS 109-2 (FSP 109-2). FASB Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004", provides companies more time (beyond the financial-reporting period during which the Act took effect) to evaluate the Act's impact on the Company's plan for reinvestment or repatriation of certain foreign earnings for purposes of applying FASB Statement No. 109, "Accounting for Income Taxes (FAS 109). The FSP went into effect upon being issued. The Company has evaluated the impact of FSP 109-2 on its consolidated financial statements and has determined that the provision within the American Jobs Creation Act of 2004 that relates to repatriating foreign earnings at a reduced tax rate under new Code Section 965 will not provide any benefit to the Company.

[illegible]

December 31	2004	2003
INVENTORIES		
Finished products	$ 14,573	$ 14,065
Work-in-process	1,728	1,414
Raw materials	22,531	17,369
	38,832	32,848
Excess of current cost over LIFO cost	(2,568)	(1,735)
	$ 36,264	$ 31,113

Material inventories using the LIFO method of determining costs was approximately $12.8 million in 2004 and $9.9 million in 2003.

December 31	2004	2003
PROPERTY AND EQUIPMENT - AT COST		
Land and improvements	$ 6,964	$ 6,779
Buildings and improvements	37,194	36,523
Machinery and equipment	92,313	88,881
Construction in progress	2,951	1,126
	139,422	133,309
Less accumulated depreciation	91,253	85,421
	$ 48,169	$ 47,888

Depreciation of property and equipment was $6.9 million in 2004, $7.8 million in 2003 and $8.4 million in 2002.

Machinery and equipment includes $.5 million in capital leases in 2004, $0 in 2003 and 2002.

GUARANTEES

The Company establishes a warranty reserve when a known measurable exposure exists. Such reserves are adjusted for management's best estimate of warranty obligations based on current and historical trends. The change in the carrying amount of product warranty reserves for the years ended December 31, 2004, 2003 and 2002 are as follows:

December 31	2004	2003	2002
Balance at January 1	$ 202	$ 142	$ 147
Additions charged to costs	53	79	142
Deductions	(78)	(19)	(147)
Balance at December 31	$ 177	$ 202	$ 142

LEGAL PROCEEDINGS

From time to time, the Company may be subject to litigation incidental to its business. The Company is not a party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flows.

NOTE [illegible] — PENSION PLANS

Domestic hourly employees of the Company and certain employees of foreign subsidiaries who meet specific requirements as to age and service are covered by defined benefit pension plans. Net periodic benefit costs and obligations of the Company's foreign plans are not material. The Company uses a December 31 measurement date for its plans.

Net periodic benefit cost for the Company's domestic plan included the following components for the year ended December 31:

	2004	2003	2002
Service cost	$ 560	$ 469	$ 470
Interest cost	701	611	564
Expected return on plan assets	(614)	(460)	(490)
Amortization of the unrecognized transition asset	-	-	13
Recognized net actuarial loss	107	92	-
Net periodic benefit cost	$ 754	$ 712	$ 557

The following tables set forth benefit obligations, assets and the accrued benefit cost of the Company's domestic defined benefit plan at December 31:

	2004	2003
Projected benefit obligation at beginning of the year	$ 10,988	$ 9,534
Service cost	560	469
Interest cost	701	611
Actuarial loss	1,556	590
Benefits paid	(271)	(216)
Projected benefit obligation at end of year	$ 13,534	$ 10,988
Fair value of plan assets at beginning of the year	$ 8,513	$ 6,394
Actual return on plan assets	704	1,296
Employer contributions	1,037	1,039
Benefits paid	(271)	(216)
Fair value of plan assets at end of the year	$ 9,983	$ 8,513
Benefit obligations in excess of plan assets	$ (3,551)	$ (2,475)
Unrecognized net loss	3,630	2,272
Minimum pension liability	(701)	(309)
Accrued benefit cost	$ (622)	$ (512)

The domestic defined benefit pension plan with accumulated benefit obligations in excess of plan assets was:

	2004	2003
Projected benefit obligation	$ 13,534	$ 10,988
Accumulated benefit obligation	10,604	9,025
Fair market value of assets	9,983	8,513

Weighted-average assumptions used to determine benefit obligations at December 31:

	2004	2003
Discount rate	5.75%	6.25%
Rate of compensation increase	3.50	3.50

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:

	2004	2003
Discount rate	6.25%	6.75%
Rate of compensation increase	3.50	3.50
Expected long-term return on plan assets	7.50	7.50

The net periodic pension cost for 2004 was based on a long-term asset rate of return of 7.5%. This rate is based upon management's estimate of future long-term rates of return on similar assets and is consistent with historical returns on such assets.

The Company's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category, are as follows:

	2004	2003
ASSET CATEGORY		
Equities securities	63.4%	65.4%
Debt securities and related instruments	27.9	33.1
Cash and equivalents	8.7	1.5
	100.0%	100.0%

Management seeks to maximize the long-term total return of financial assets consistent with the fiduciary standards of ERISA. The ability to achieve these returns is dependent upon the need to accept moderate risk to achieve long-term capital appreciation.

In recognition of the expected returns and volatility from financial assets, retirement plan assets are invested in the following ranges with the target allocation noted:

	RANGE	TARGET
Equities	30-80%	60%
Fixed Income	20-70%	40%
Cash Equivalents	0-10%	

Investment in these markets is projected to provide performance consistent with expected long-term returns with appropriate diversification.

The Company's policy is to fund amounts deductible for federal income tax purposes. The Company expects to contribute $.5 million to its pension plan in 2005.

The benefits expected to be paid out of the plan assets in each of the next five years and the aggregate benefits expected to be paid for the subsequent five years are as follows:

YEAR	BENEFITS
2005	$ 268
2006	307
2007	341
2008	405
2009	466
2010-2014	3,129

Expense for defined contribution plans was $2.8 million in 2004, $2.8 million in 2003 and $2.7 million in 2002.

NOTE [illegible] - DEBT AND CREDIT ARRANGEMENTS

December 31	2004	2003
SHORT-TERM DEBT		
Secured Notes		
Chinese Rmb denominated at 5.31% in 2003	$ -	$ 966
Thailand Baht denominated at 4.6% due in 2005	691	-
Unsecured short-term debt		
Other short-term debt at 2.9% in 2004 (2.9 to 2.98% in 2003)	44	53
Current portion of long-term debt.	1,272	1,884
Total short-term debt	2,007	2,903
LONG-TERM DEBT		
Australian dollar denominated term loans (A$4,250), at 5.56 to 5.83% (5.3 to 5.56% in 2003), due 2005 and 2006	3,314	4,136
Brazilian Reais denominated term loan (R$848) at 14.85% (16.1% in 2003), due 2005 and 2006	320	259
Other loans in various denominations	-	4
Total long-term debt	3,634	4,399
Less current portion	(1,272)	(1,884)
	2,362	2,515
Total debt	$ 4,369	$ 5,418

A domestic revolving credit agreement makes $20 million available to the Company at an interest rate of money market plus 1%. At December 31, 2004, the interest rate on the revolving credit agreement was 3.19%. However, there was no debt outstanding at December 31, 2004 on the revolving credit agreement. The Company paid less than $.1 million in commitment fees on the revolving credit agreement during 2004. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth, and profitability. At December 31, 2004 the Company was in compliance with these covenants.

Aggregate maturities of long-term debt during the next five years are as follows: 2005, $1.3 million, 2006, $2.4 million and $0 thereafter.

Interest paid was $.4 million in 2004, $.7 million in 2003 and $.6 million in 2002.

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment and computer equipment. Rental expense was $1.2 million in 2004, $1.4 million in 2003 and $1.6 million in 2002. Future minimum rental commitments having non-cancelable terms exceeding one year are $.9 million in 2005, $.8 million in 2006, 2007, 2008 and 2009, and an aggregate $12.8 million thereafter.

The Company has commitments under capital leases for equipment. Future minimum rental commitments for capital leases are $.2 million in 2005 and 2006, $.1 million in 2007, and $0 thereafter. The imputed interest for the capital leases is approximately $.1 million.

The provision for income taxes is based upon income before tax and equity in net income of joint ventures for financial reporting purposes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their carrying value for financial statement purposes. In estimating future tax consequences, the Company considers anticipated future events, except changes in tax laws or rates, which are recognized when enacted.

The components of income tax expense for the years ended December 31 are as follows:

	2004	2003	2002
CURRENT			
Federal	$ 3,084	$ 560	$ 1,070
Foreign	2,372	1,882	1,317
State and local	343	378	298
	5,799	2,820	2,685
DEFERRED			
Federal	(462)	2,254	(1,713)
Foreign	(66)	(526)	(428)
State and local	(3)	33	17
	(531)	1,761	(2,124)
	$ 5,268	$ 4,581	$ 561

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the Statements of Consolidated Operations for the years ended December 31 are summarized as follows:

	2004	2003	2002
Federal tax at statutory rate of 35%	$ 6,407	$ 3,048	$ (197)
State and local taxes, net of federal benefit	224	271	315
Non-deductible expenses	141	91	402
Foreign earnings and related tax credits	(147)	630	975
Non-U.S. tax rate variances	(298)	(240)	(1,076)
Capital gain on the sale of foreign joint venture	(173)	1,219	-
Valuation allowance	(759)	170	227
Tax credits	(168)	(349)	(225)
Other, net	41	(259)	140
	$ 5,268	$ 4,581	$ 561

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets (liabilities) at December 31 are as follows:

	2004	2003
DEFERRED TAX ASSETS		
Accrued compensation and benefits	$ 893	$ 716
Depreciation and other basis differences	990	1,271
Inventory valuation reserves	1,137	1,014
Allowance for doubtful accounts	748	806
Benefit plans reserves	474	682
Foreign tax credits	3,550	2,386
NOL carryforwards	704	768
Other accrued expenses	785	809
Gross deferred tax assets	9,281	8,452
Valuation allowance	(2,303)	(3,062)
Net deferred tax assets	6,978	5,390
DEFERRED TAX LIABILITIES		
Depreciation and other basis differences	(1,154)	(1,032)
Undistributed foreign earnings	(794)	-
Inventory	(153)	(259)
Prepaid expenses	(120)	-
Other	(4)	(22)
Net deferred tax liabilities	(2,225)	(1,313)
Net deferred tax assets	$ 4,753	$ 4,077

	2004	2003
CHANGE IN NET DEFERRED TAX ASSETS		
Deferred income tax benefit (provision)	$ 531	$ (1,761)
Items of other comprehensive income (loss)	145	(140)
Total change in net deferred tax assets	$ 676	$ (1,901)

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases or assets and liabilities and operating loss and tax credit carryforwards.

At December 31, 2004, the Company had state loss carryforwards of $.5 million, which can be carried forward from 12 to 15 years. The Company has a full valuation allowance established against these carryforwards. The Company also has $.2 million of foreign loss carryforwards which do not expire.

In assessing the realizability of deferred tax assets, the Company established a valuation allowance to record its deferred tax assets at an amount that is more likely than not to be realized. A deferred tax valuation allowance of $1.8 million for certain foreign tax credit carryforwards and $.5 million for certain net state deferred tax assets has been established to adjust these assets to the amounts expected to be realized in future years.

At December 31, 2004, the Company has established a deferred tax liability of $.8 million for the planned repatriation of $12 million of earnings from its foreign subsidiaries. Excess foreign tax credits are available to offset this liability. The Company has no plans and does not intend to distribute the remaining accumulated earnings of its foreign subsidiaries. United States income and foreign withholding taxes have not been provided on these undistributed earnings considered to be permanently reinvested.

In accordance with the applicable tax laws in China, the Company is entitled to a preferential tax rate of 0% for the first two profit making years after utilization of any tax loss carryforwards, which may be carried forward for five years; and a 50% tax reduction for the succeeding three years beginning in 2003. The favorable aggregate tax and per share effect was less than $.1 million, or less than $.01 per share, for 2004, $.1 million, or $.01 per share, for 2003, and $.8 million, or $.13 per share for 2002.

Income taxes paid, net of refunds, were approximately $7.3 million in 2004, $(.1) million in 2003 and $2.2 million in 2002.

The 1999 Stock Option Plan (the Plan) permits the grant of 300,000 options to buy common shares of the Company to certain employees at not less than fair market value of the shares on the date of grant. At December 31, 2004, there were 84,000 shares remaining available for issuance under the Plan. Options issued to date under the Plan vest 50% after one year following the date of the grant, 75% after two years, 100% after three years and expire from five to ten years from the date of grant.

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1,	125,725	$15.34	149,500	$15.45	157,000	$15.32
Granted	28,000	22.10	26,000	14.33	5,000	18.75
Exercised	6,599	14.50	29,775	15.12	6,250	15.13
Forfeited	-	-	20,000	15.13	6,250	15.13
Outstanding at December 31,	147,126	$16.67	125,725	$15.34	149,500	$15.45

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$15.13 - $16.64	92,856	4.1 YEARS	$15.45	92,856	$15.45
15.00	370	6.3 YEARS	15.00	370	15.00
18.75	5,000	7.3 YEARS	18.75	3,750	18.75
14.33	20,900	8.3 YEARS	14.33	7,900	14.33
22.10	28,000	9.6 YEARS	22.10	-	-
	147,126	5.9 YEARS	$16.67	104,876	$15.49

Disclosures under the fair value method are estimated using the Black-Scholes option-pricing model with the following assumptions for years ended December 31:

	2004	2003	2002
Risk-free interest rate	3.54%	4.29%	4.60%
Dividend yield	4.63%	4.27%	4.22%
Expected life	10 YEARS	10 YEARS	10 YEARS
Expected volatility	38.9%	22.4%	21.1%

NOTE [illegible] — COMPUTATION OF EARNINGS PER SHARE

In thousands, except per share data

Year ended December 31	2004	2003	2002
NUMERATOR			
Net income (loss)	$ 13,037	$ 4,383	$ (1,140)
DENOMINATOR			
Determination of shares			
Weighted average common shares outstanding	5,732	5,783	5,766
Dilutive effect - employee stock options	57	18	-
Diluted weighted average common shares outstanding	5,789	5,801	5,766
EARNINGS PER COMMON SHARE			
Basic	$ 2.27	$ 0.76	$ (0.20)
Diluted	$ 2.25	$ 0.76	$ (0.20)

For the year ended December 31, 2004, no stock options were excluded from the calculation of earnings per share due to the average market price being greater than the exercise price. For the year ended December 31, 2003, 5,000 stock options were excluded from the calculation of earnings per share due to the average market prices being lower than the exercise price, and the result would have been anti-dilutive. Due to the net loss from operations for the year ended December 31, 2002, 149,500 stock options were excluded from the calculation of earnings per share, as the result would have been anti-dilutive.

December 31	2004	2003
Goodwill	$ 2,690	$ 2,489
Patents and other intangible assets	5,023	5,022
	7,713	7,511
Less accumulated amortization	2,336	1,958
	$ 5,377	$ 5,553

The Company performed its annual impairment test for goodwill pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 2004 and 2003, and had determined that no adjustment to the carrying value of goodwill was required. The Company's only intangible asset with an indefinite life is goodwill. The aggregate amortization expense for other intangibles with definite lives, ranging from 10 to 17 years, was $.4 million for the year ended December 31, 2004, 2003 and 2002.

Amortization expense is estimated to be $.4 million for 2005 and $.3 million for 2006, 2007, 2008 and 2009.

During the fourth quarter of 2002, the market valuation of one domestic reporting unit had decreased, such that it was highly probable that the related goodwill would not be recoverable. Therefore, at December 31, 2002, the Company had recorded a goodwill impairment charge of $1.6 million.

The following table sets forth the carrying value and accumulated amortization of intangibles by segment at December 31, 2004:

	DOMESTIC	FOREIGN	TOTAL
Amortized intangible assets, including effect of foreign currency translation			
Gross carrying amount - patents and other intangibles	$ 4,947	$ 76	$ 5,023
Accumulated amortization - patents and other intangibles	(1,741)	(35)	(1,776)
Total	$ 3,206	$ 41	$ 3,247

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and December 31, 2003, by segment, is as follows:

	DOMESTIC	FOREIGN	TOTAL
Balance at January 1, 2003	$ 648	$ 953	$ 1,601
Currency translation	-	328	328
Additions	-	-	-
Balance at December 31, 2003	648	1,281	1,929
Currency translation	-	56	56
Additions	-	145	145
Balance at December 31, 2004	$ 648	$ 1,482	$ 2,130

Business Abandonment Charges

During the third quarter of 2002, the Company recorded a charge to write-off certain assets and to record severance payments related to closing its data communications operations in Europe. This entailed winding down a manufacturing operation, closing five sales offices, terminating leases and reducing personnel by approximately 130. This action was taken as a result of the continuing decline in the global telecommunication and data communication markets and after failing to reach agreement on an acceptable selling price on product supplied to a significant foreign customer. An analysis of the amounts accrued in the Consolidated Balance Sheets is as follows:

	INVENTORY	RECEIVABLES	SEVERANCE AND OTHER RELATED EXPENSES	IMPAIRED ASSETS
Balance at January 1, 2002	$ 2,254	$ 1,241	$ 997	$ 5
Payments	-	-	(428)	-
Writeoffs and adjustments	(1,344)	(500)	(471)	(5)
Balance at December 31, 2003	910	741	98	-
Payments	-	-	(48)	-
Writeoffs and adjustments	(906)	112	(20)	-
Balance at December 31, 2004	$ 4	$ 853	$ 30	$ -

SFAS No. 52, "Foreign Currency Translation", provides for the transfer to earnings of all or part of the relevant portion of the foreign currency component of equity upon "substantially complete liquidation" of an investment in a foreign subsidiary. At December 31, 2002, a significant portion of the Company's European data communications operations noted above had already been liquidated, all manufacturing had ceased, long-lived assets were transferred and the remaining working capital was in the process of being liquidated. Accordingly, the Company recorded a $.5 million transaction loss to earnings that was previously recorded as the cumulative translation adjustment in shareholders' equity.

During 2002, the Company changed its split dollar life insurance program on certain key directors by replacing existing policies and increasing coverage by $13 million. These new policies resulted in a cash surrender value (CSV) lower than cumulative premiums paid on the policies primarily as a result of penalties in the event of an early termination of the policy. As a result, pursuant to Financial Technical Bulletin 85-4, "Accounting for Purchases of Life Insurance", the Company recorded a charge of $.8 million in 2002.

The Company designs, manufactures and sells hardware employed in the construction and maintenance of telecommunications, energy and other utility networks. Principal products include cable anchoring and control hardware, splice enclosures and devices which are sold primarily to customers in North and South America, Europe, South Africa and Asia.

The Company's segments are based on the way management makes operating decisions and assesses performance. The Company's operating segments are domestic and foreign operations. The accounting policies of the operating segments are the same as those described in Note A in the Notes To Consolidated Financial Statments. No individual foreign country accounted for 10% or more of the Company's consolidated net sales or assets for the years presented. It is not practical to present revenues by product line by segments.

Operating segment results are as follows for the years ended December 31:

	2004	2003	2002
NET SALES			
Domestic	$ 107,070	$ 90,676	$ 95,870
Foreign	76,042	62,657	73,972
Total net sales	$ 183,112	$ 153,333	$ 169,842
INTERSEGMENT SALES			
Domestic	$ 5,780	$ 3,746	$ 6,691
Foreign	2,322	818	1,066
Total intersegment sales	$ 8,102	$ 4,564	$ 7,757
OPERATING INCOME (LOSS)			
Domestic	$ 8,742	$ (3,887)	$ 56
Foreign	7,085	9,371	(482)
	15,827	5,484	(426)
INTEREST INCOME			
Domestic	140	30	-
Foreign	556	391	287
	696	421	287
INTEREST EXPENSE			
Domestic	(39)	(136)	(270)
Foreign	(390)	(354)	(417)
	(429)	(490)	(687)
OTHER EXPENSE	(145)	(161)	(200)
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF JOINT VENTURES	$ 15,949	$ 5,254	$ (1,026)
IDENTIFIABLE ASSETS			
Domestic	$ 79,181	$ 77,007	
Foreign	79,627	69,137	
	158,808	146,144	
Corporate	-	2,826	
Total assets	$ 158,808	$ 148,970	
LONG-LIVED ASSETS			
Domestic	$ 33,106	$ 38,019	
Foreign	22,886	21,538	
	$ 55,992	$ 59,557	
EXPENDITURE FOR LONG-LIVED ASSETS			
Domestic	$ 3,815	$ 2,035	
Foreign	2,372	1,983	
	$ 6,187	$ 4,018	
DEPRECIATION AND AMORTIZATION			
Domestic	$ 5,113	$ 6,244	
Foreign	2,272	2,085	
	$ 7,385	$ 8,329	

Transfers between geographic areas are generally above cost and consistent with rules and regulations of governing tax authorities. Corporate assets are equity investments in joint ventures.

The domestic business segment operating loss for the year ended December 31, 2003 includes an expense, recorded in the quarter ended March 31, 2003, for forgiveness of intercompany debt related to the abandoned European data communications operations in the amount of $4.5 million from the foreign business segment, while the foreign business segment includes a similar amount as income related to this transaction. The foreign business segment operating loss for the year ended December 31, 2002 includes an expense, recorded in the quarter ended September 30, 2002, of $4.7 million for business abandonment charges related to the European data communications operations.

NOTE [illegible] - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarter ended	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
2004				
Net sales	$ 39,530	$ 45,884	$ 49,065	$ 48,633
Gross profit	12,070	15,099	16,413	15,928
Income before income taxes and equity in net income of joint ventures	2,206	3,810	8,491	3,798
Net income	1,364	2,371	5,496	3,806
Net income per share, basic	0.24	0.41	0.96	0.66
Net income per share, diluted	0.23	0.41	0.95	0.66
2003				
Net sales	$ 35,209	$ 39,972	$ 39,473	$ 38,679
Gross profit	11,667	11,229	11,657	11,414
Income (loss) before income taxes and equity in net income of joint ventures	1,666	1,097	1,829	878
Net income (loss)	1,084	833	(510)	2,976
Net income (loss) per share, basic and diluted	0.19	0.14	(0.09)	0.52

Fourth quarter 2004 includes a $1.9 million ($.33 per share) adjustment to tax valuation allowances and current year foreign tax credits as a result of the American Jobs Creation Act of 2004. Third quarter 2004 includes a pretax gain of $2.3 million, $1.6 million after-tax ($.29 per share) for the sale of its' interest in Japan PLP Co. Ltd. Third quarter 2003 includes a $1.3 million ($.23 per share) incremental tax charge related to its joint venture, Toshin Denko Kabushiki Kaisha, historical earnings net of dividends. Fourth quarter 2003 includes a pretax gain of $3.5 million, $.9 million after-tax ($ .15 per share), from the sale of this joint venture. See Note O in the Notes To Consolidated Financial Statements for further discussion of investments in foreign joint ventures.

The Company is a sponsor of Ruhlman Motorsports. Ruhlman Motorsports is owned by Randall M. Ruhlman, a director of the Company, and by his wife. The Company paid sponsorship fees of $658,000, annually, to Ruhlman Motorsports during 2004, 2003 and 2002. In addition, in 2004, 2003 and 2002 the Company's Canadian subsidiary, Preformed Line Products (Canada) Ltd., paid $106,000, $99,000, and $159,000, respectively, to Ruhlman Motorsports in sponsorship fees.

Investments in joint ventures, where the Company owns at least 20% but less than 50%, are accounted for by the equity method. During the third quarter of 2004 the Company sold its 49% ownership interest in its joint venture in Japan PLP Co. Ltd. Proceeds of the sale were approximately $1.9 million, and the transaction resulted in a pretax gain of $2.3 million, which includes the reversal of $1.7 million in cumulative translation adjustment related to the equity investment. The entire amount of the proceeds was taxable resulting in a tax of $.7 million and therefore reduces the gain to $1.6 million after tax.

During the fourth quarter of 2003 the Company sold its 24% ownership interest in its joint venture in Toshin Denko Kabushiki Kaisha. Proceeds of the sale were approximately $7.1 million, and the transaction resulted in a pretax gain of $3.5 million, which includes the reversal of $1.7 million in cumulative translation adjustment related to the equity investment. The entire amount of the proceeds was taxable resulting in a tax of $2.6 million and therefore reduces the gain to $.9 million after-tax.

Dividends received from joint ventures totaled $2.1 million in 2004, $1 million in 2003 and $1.6 million in 2002.

Summarized financial information for the Company's equity-basis investments in associated companies, combined, was as follows:

For the fiscal year ended March 31	2004	2003	2002
INCOME STATEMENT INFORMATION			
Revenues	$ 11,448	$ 36,482	$ 40,088
Gross profit	4,042	5,040	5,527
Operating income	1,245	1,615	2,211
Net income	693	1,015	1,119
FINANCIAL POSITION INFORMATION			
Current assets	$ 7,253	$ 29,593	$ 30,052
Noncurrent assets	4,355	10,199	10,120
Current liabilities	3,118	5,479	5,778
Noncurrent liabilities	1,719	4,958	4,157
Net worth	6,771	29,355	30,237

The Company's Common Shares are traded on NASDAQ under the trading symbol "PLPC". As of March 14, 2005, the Company had approximately 729 shareholders of record. The following table sets forth for the periods indicated (i) the high and low closing sale prices per share of the Company's Common Shares as reported by the NASDAQ and (ii) the amount per share of cash dividends paid by the Company.

While the Company expects to continue to pay dividends of a comparable amount in the near term, the declaration and payment of future dividends will be made at the discretion of the Company's Board of Directors in light of then current needs of the Company. Therefore, there can be no assurance that the Company will continue to make such dividend payments in the future.

Year ended December 31	2004			2003		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$33.50	$24.60	$0.20	$17.15	$13.88	$0.20
Second	28.00	22.70	0.20	15.47	13.50	0.20
Third	30.18	21.75	0.20	20.00	14.70	0.20
Fourth	32.25	28.21	0.20	31.50	18.45	0.20

This report contains "forward–looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding the Company, including those statements regarding the Company's and management's beliefs and expectations concerning the Company's future performance or anticipated financial results, among others. Except for historical information, the matters discussed in this report are forward-looking statements that involve risks and uncertainties, which may cause results to differ materially from those set forth in these statements. Among other things, factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the strength of the economy and the demand for the Company's products, increases in raw material prices, the Company's ability to identify, complete and integrate acquisitions for profitable growth, and other factors described under the headings "Forward-Looking Statements" in the Company's Form 10-K filed with the SEC for the year ended December 31, 2004. The Form 10-K and the Company's other filings with the SEC can be found on the SEC's Web site at http://www.sec.gov. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

PLP's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2004, is available without cost to shareholders upon written request to PLP at the corporate headquarters.

Directors

Robert G. Ruhlman
Chairman and CEO

Frank B. Carr
Private Investor

Glenn E. Corlett
Dean and Professor at the College of Business at Ohio University

John D. Drinko
Attorney
Baker & Hostetler LLP

Wilber C. Nordstrom
Consultant

John P. O'Brien
Managing Director of Inglewood Associates, Inc

Barbara P. Ruhlman

Randall M. Ruhlman
President
Ruhlman Motor Sports

Officers

Robert G. Ruhlman
Chairman, President and Chief Executive Officer

J. Cecil Curlee, Jr.
Vice President
Human Resources

Eric R. Graef
Vice President
Finance and Treasurer

William H. Haag III
Vice President
International Operations

Robert C. Hazenfield
Vice President
Research and Engineering

Dennis F. McKenna
Vice President
Global Business Development

J. Richard Hamilton
Secretary

R. Steven Kessner
Assistant Secretary

Domestic Plant Locations

Arkansas
Rogers

North Carolina
Albemarle

SUBSIDIARIES

Superior Modular Products
Asheville, North Carolina

International Operations

SUBSIDIARIES

Australia
Preformed Line Products (Australia) Ltd.
Rack Technologies Pty. Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas Preformados Ltd.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line Products Co., Ltd.
Beijing, China

Mexico
Preformados de Mexico S.A. de C.V.
Querétaro, Mexico

South Africa
Preformed Line Products (South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain
APRESA—PLP Spain, S. A.
Sevilla, Spain

Thailand
Preformed Line Products (Asia) Ltd.
Bangkok, Thailand

United Kingdom
Preformed Line Products (Great Britain) Ltd.
Andover, Hampshire, England

Auditors

Deloitte & Touche LLP

Registrar & Transfer Agent

National City Bank
Corporate Trust Department
629 Euclid Avenue
Room 635
Cleveland, Ohio 44114

MAILING ADDRESS

P.O. Box 92301
Cleveland, Ohio 44101-4301

Common Shares

PLP common shares are traded on the NASDAQ National Market under the ticker symbol: PLPC

Corporate Headquarters

Preformed Line Products Company
(an Ohio Corporation)
660 Beta Drive
Mayfield Village, Ohio 44143

Mailing Address:
P.O. Box 91129
Cleveland, Ohio 44101-4301

Telephone: 440.461.5200
Fax: 440.442.8816
Web Site: www.preformed.com
E-mail: inquiries@preformed.com

The Company has adopted a code of conduct. A copy of the code of conduct is posted on our Internet Site at www.preformed.com in our About Us section.

If you would like to receive an electronic copy of this or future Annual Reports of Preformed Line Products, go to www.preformed.com, click Investor Relations and follow the instructions; or e-mail us at inquiries@preformed.com.





PREFORMED LINE PRODUCTS COMPANY

660 Beta Drive, Mayfield Village, OH 44143

www.preformed.com inquiries@preformed.com

Mailing Address: PO Box 91129. Cleveland OH 44101